 

SECURITIE  SSION

03012591

FEB 2 8 2003

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER
8- 40844

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01|01|02 ___ AND ENDING 12|31|02
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance Affiliated Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Highland Drive
_____
(No. and Street)

Kokomo   Indiana   46902
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acord Cox & Company
_____
(Name – if individual, state last, first, middle name)

15700 College Blvd. Suite 100 Leneka, KS 66219
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY	MAR 1 8 2003
	THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _____Travis P. Byer_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Alliance Affiliated Equities Corporation_____ , as
of _____February 26_____ , 20 _03_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

APRIL K JONES
Notary Public, State of Indiana
County of Howard
My Commission Expires Sep 10, 2008

_____April K. Jones_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alliance Affiliated Equities Corporation

Financial Statements for the
Years Ended December 31, 2002 and 2001
and Independent Auditors' Report

ALLIANCE AFFILIATED EQUITIES CORPORATION

TABLE OF CONTENTS

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

INDEPENDENT AUDITORS' REPORT

Board of Directors
Alliance Affiliated Equities Corporation
Kokomo, Indiana

We have audited the accompanying balance sheets of Alliance Affiliated Equities Corporation (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 22, 2003

ALLIANCE AFFILIATED EQUITIES CORPORATION

BALANCE SHEETS
DECEMBER 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash	$ 14,850	$ 13,922
Investments	10,040	10,040
Prepaid expenses	12,734	11,593
Deferred tax asset	4,772	9,909
Total current assets	42,396	45,464
VEHICLE AND EQUIPMENT		
Office equipment	6,432	6,432
	6,432	6,432
Accumulated depreciation	(4,762)	(3,843)
	1,670	2,589
	$ 44,066	$ 48,053
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ 440	$ -
STOCKHOLDERS' EQUITY		
Non-cumulative preferred stock, $10.00 par value, 2,500,000 shares authorized, none issued		
Class A common stock, $.01 par value, 7,500,000 shares authorized, 750,000 shares issued and outstanding	7,500	7,500
Class B common stock, $.01 par value, 5,000,000 shares authorized, none issued		
Additional paid-in capital	11,500	11,500
Retained Earnings	24,626	29,053
	43,626	48,053
	$ 44,066	$ 48,053

See notes to financial statements.   2

ALLIANCE AFFILIATED EQUITIES CORPORATION

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 and 2001

	2002	2001
REVENUES		
Commision Income	$ 1,689,004	$ 1,853,679
EXPENSES		
Commissions and salaries	808,594	904,358
Service fees	751,259	920,801
Regulatory Agencies Registration Fees	17,068	16,205
Other	120,342	39,628
	1,697,263	1,880,992
NET LOSS FROM OPERATIONS	(8,259)	(27,313)
OTHER INCOME (EXPENSES)		
Interest and dividend income	2,726	1,643
Loss on sale of asset		(5,599)
Partnership income		7,799
Investment valuation adjustments		(26,074)
	2,726	(22,231)
NET LOSS BEFORE TAXES	(5,533)	(49,544)
INCOME TAX BENEFIT	(1,106)	(9,909)
NET LOSS	$ (4,427)	$ (39,635)

ALLIANCE AFFILIATED EQUITIES CORPORATION

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

		2002		2001
OPERATING ACTIVITIES				
Net loss	$	(4,427)	$	(39,635)
Add depreciation		919		6,044
Add investment valuation adjustment				26,074
Add loss on sale of vehicle				5,599
Adjustments to reconcile net income to				
net cash provided by operating activities				
Increase in prepaid expenses		(1,141)		(1,143)
Change in deferred tax asset		5,137		(9,909)
Change in accrued liabilities		440		(895)
Cash provided (used) by operating activities		928		(13,865)
INVESTING ACTIVITIES				
Proceeds from sale of vehicle				20,000
Purchase of investments, net				(5,000)
Cash provided by investing activities				15,000
NET INCREASE IN CASH		928		1,135
CASH, BEGINNING OF YEAR		13,922		12,787
CASH, END OF YEAR	$	14,850	$	13,922

ALLIANCE AFFILIATED EQUITIES CORPORATION

STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Class A Common Stock	Pain-In Capital	Retained Earnings	Total
Balances, December 31, 2000	$ 7,500	$ 11,500	$ 68,688	$ 87,688
Net loss			(39,635)	(39,635)
Balances, December 31, 2001	$ 7,500	$ 11,500	$ 29,053	$ 48,053
Net loss			(4,427)	(4,427)
Balances, December 31, 2002	$ 7,500	$ 11,500	$ 24,626	$ 43,626

ALLIANCE AFFILIATED EQUITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 and 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Description of Business - Alliance Affiliated Equities Corporation ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Texas Corporation wholly owned by Mr. Dave Dyer, an individual.

   b. Revenue Recognition - Fees from commissions and the related costs are recognized in the period in which the commissions are actually received from the sponsor.

   c. OfficeEquipment - Office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the corresponding assets.

   d. Advertising Costs - Advertising costs are expensed as incurred.

   e. Income Taxes - Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

2. SIGNIFICANCE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

   Income tax benefits for 2002 and 2001 totaled $1,106 and $9,909.

   The difference between the effective tax rate and the statutory federal income tax rate of 34% results primarily from the utilization of business credits and a net operating loss carryforward. As of December 31, 2002, available net operating loss carry forwards approximated $23,860.

4. NET CAPITAL REQUIREMENTS

   The company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $14,410 and $13,922, which met the $5,000 requirement.

5. REQUIRED INFORMATION OMITTED

The Company has no liabilities subordinated to claims of general creditors as of December 31, 2002 and 2001; therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in rule 15c3-3 are also omitted.

6. RELATED PARTY TRANSACTIONS

In 2002 and 2001, service fees of $751,259 and $920,801 were paid to a corporation owned by the Company's sole stockholder.

* * * * *

ALLIANCE AFFILIATED EQUITIES CORPORATION
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

NET CAPITAL

Total Stockholder's Equity	$ 43,626
Less Non-Allowed Assets	
Prepaid expenses	12,734
Investments	10,040
Vehicle and equipment, net	1,670
Deferred tax asset	4,772
	29,216
Net Capital	$ 14,410
Minimum Net Capital Required	$ 5,000
Total aggregate indebtedness	$ 0
Ratio of aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital per Company's fourth quarter FOCUS report	$ 13,215
Tax accrual adjustment to financial statements	1,195
Net Capital reported above	$ 14,410

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

Memorandum Regarding Internal Accounting Control

To Directors and Shareholders of
Alliance Affiliated Equities Corporation

In planning and performing our audit of the financial statements of Alliance Affiliated Equities Corporation as of December 31, 2002, we considered its internal control structure, which includes the procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedure) followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above mentioned objectives. The objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and State security regulatory agencies and should not be used for any other purpose.

February 22, 2003